EXHIBIT 12.1

Indalex Holdings Finance, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Predecessor 1				Predecessor 2		Successor
				Fiscal Year Ended		Fiscal Year Ended
				December 31, 2005		December 31, 2006
				Period from	Period from	Period from	Period from
				January 1,	April 1,	January 1,	February 2,
	Fiscal Year Ended			2005 to	2005 to	2006 to	2006 to
	December 29,	December 31,	December 31,	March 31,	December 31,	February 1,	December 31,
	2002	2003	2004	2005	2005	2006	2006
Earnings:
Pre-tax income (loss) from continuing operations	$22,014	$22,049	$37,443	$9,361	$15,612	$2,342	$(32,621)

Less AAG equity income	$(6,005)	$(7,869)	$(14,807)	$(1,557)	$(9,380)	$(643)	$(11,841)
Plus AAG Dividend	$—	$3,152	$—	$4,602	$—	$—	$4,891

Fixed charges (from below)	$12,249	$10,860	$10,918	$1,758	$5,599	$209	$39,495

Earnings available for fixed charges	$28,258	$28,192	$33,554	$14,164	$11,831	$1,908	$(76)

Fixed charges:
Interest expense (including debt issuance costs amortized to interest expense)	$10,400	$8,659	$8,587	$1,208	$3,901	$24	$37,965
Capitalized interest	$—	$—	$—	$—	$—	$—	$—
Interest component of rent expense	$1,849	$2,201	$2,331	$550	$1,698	$185	$1,530

Total fixed charges	$12,249	$10,860	$10,918	$1,758	$5,599	$209	$39,495

Ratio of earnings to fixed charges	2.31	2.60	3.07	8.06	2.11	9.13	0.00

Fixed charges include interest expense (including amortization of deferred financing costs) and an estimate of operating rental interest expense, approximately 30%, which management believes is representative of the interest component.  Earnings before fixed charges were inadequate to cover fixed charges by $39,571 in the period from February 2, 2006 to December 31, 2006.